William J. Tuttle, P.C. To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

September 24, 2024

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eileen Smiley and Lauren Hamilton

Re:	Oaktree Strategic Credit Fund

Registration Statement on Form N-14

File No. 333-281045

Dear Ladies and Gentlemen:

On behalf of Oaktree Strategic Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to the Fund’s Registration Statement on Form N-14, filed on September 6, 2024, in (i) a call on September 12, 2024 between Lauren Hamilton of the Staff and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Fund, (ii) a call on September 17, 2024 between Lauren Hamilton and William J. Tuttle and Erin M. Lett and (iii) a call on September 18, 2024 between Lauren Hamilton and Melissa McDonough and William J. Tuttle and Erin M. Lett. For your convenience, a transcription of the Staff’s comment is included in this letter, with the comment followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

1.

Under the heading “Senior Securities”, please include a Senior Securities table as of June 30, 2024 and confirm no other changes have been made to the prospectus included in the Registration Statement.

Response: As requested, the Fund has included a Senior Securities table as of September 30, 2024 and confirms no other changes have been made to the prospectus included in the Registration Statement.

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United States Securities and Exchange Commission

September 24, 2024

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.
William J. Tuttle, P.C.

cc:	Mary Gallegly, Oaktree Strategic Credit Fund

William G. Farrar, Sullivan & Cromwell LLP

Erin M. Lett, Kirkland & Ellis LLP